UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form C: Filer Information

Filer CIK:

Filer CCC:

Is this a LIVE or TEST Filing? ● LIVE ○ TEST

Is this an electronic copy of an official filing submitted in paper format in connection with a hardship exemption? ☐

Would you like a Return Copy? ☐

Submission Contact Information

Name: Anthony Smith

Phone Number: 8773333008

Contact E-Mail Address: tony@securefutures.solar

Notify via Filing Website only? ☐

Notification Email Address: brandon.smith@localstake.com

Form C: Issuer Information

Issuer Information

Name of Issuer: Secure Solar Capital LLC

Legal Status of Issuer:

Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: VIRGINIA

Date of Incorporation/Organization: 02-08-2017

Physical Address of Issuer:

Address 1: 11 E BEVERLEY STREET

Address 2: Suite 19

City: STAUNTON

State/Country: VIRGINIA

Mailing Zip/Postal Code: 24401

Website of Issuer: https://securefutures.solar/

Intermediary through which the Offering will be Conducted:

CIK: 0001544442

Company Name: LOCALSTAKE MARKETPLACE LLC

Commission File Number: 008-69063

CRD Number: 000162726

Form C: Offering Information

Offering Information

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:	4%

Any other financial interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:	N/A

Type of Security Offered: Debt

Price: 1.00000

Target Offering Amount: 40000.00

Maximum Offering Amount (if different from Target Offering Amount): 1070000.00

Oversubscriptions Accepted: ⦿ Yes ◯ No

If yes, disclose how oversubscriptions will be allocated: Other

Provide a description: At Company's discretion

Deadline to reach the Target Offering Amount: 08-31-2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Form C: Annual Report Disclosure Requirements

Annual Report Disclosure Requirements

Current Number of Employees: 3.00

Total Assets Most Recent Fiscal Year-end: 0.00

Total Assets Prior Fiscal Year-end: 0.00

Cash and Cash Equivalents Most Recent Fiscal Year-end: 0.00

Cash and Cash Equivalents Prior Fiscal Year-end: 0.00

Accounts Receivable Most Recent Fiscal Year-end: 0.00

Accounts Receivable Prior Fiscal Year-end: 0.00

Short-term Debt Most Recent Fiscal Year-end: 0.00

Short-term Debt Prior Fiscal Year-end: 0.00

Long-term Debt Most Recent Fiscal Year-end: 0.00

Long-term Debt Prior Fiscal Year-end: 0.00

Revenue/Sales Most Recent Fiscal Year-end: 0.00

Revenue/Sales Prior Fiscal Year-end: 0.00

Cost of Goods Sold Most Recent Fiscal Year-end: 0.00

Cost of Goods Sold Prior Fiscal Year-end: 0.00

Taxes Paid Most Recent Fiscal Year-end: 0.00

| Taxes Paid Prior Fiscal Year-end: | 0.00 |

| Net Income Most Recent Fiscal Year-end: | -50.00 |

| Net Income Prior Fiscal Year-end: | -486.00 |

| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | ALABAMA |

| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | ALASKA |

| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | ARIZONA |

| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | ARKANSAS |

| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | CALIFORNIA |

| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | COLORADO |

| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | CONNECTICUT |

| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | DELAWARE |

| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | DISTRICT OF COLUMBIA |

| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | FLORIDA |

| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | GEORGIA |

| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | HAWAII |

| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | IDAHO |

| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | ILLINOIS |

| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | INDIANA |

| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | IOWA |

| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | KANSAS |

| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | KENTUCKY |

| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | LOUISIANA |

| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | MAINE |

| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | MARYLAND |

| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | MASSACHUSETTS |

| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | MICHIGAN |

Using the list below, select the

jurisdictions in which the issuer intends to offer the securities:	MINNESOTA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	MISSISSIPPI
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	MISSOURI
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	MONTANA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	NEBRASKA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	NEVADA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	NEW HAMPSHIRE
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	NEW JERSEY
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	NEW MEXICO
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	NEW YORK
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	NORTH CAROLINA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	NORTH DAKOTA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	OHIO
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	OKLAHOMA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	OREGON
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	PENNSYLVANIA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	RHODE ISLAND
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	SOUTH CAROLINA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	SOUTH DAKOTA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	TENNESSEE
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	TEXAS
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	UTAH
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	VERMONT
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	VIRGINIA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	WASHINGTON
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	WEST VIRGINIA

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	WISCONSIN

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	WYOMING

Form C: Signature

Signature

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Issuer:	Secure Solar Capital LLC

Signature:	Anthony Smith *Anthony Smith* Anthony Smith (Oct 4, 2019)

Title:	Manager

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Signature:	Anthony Smith *Anthony Smith* Anthony Smith (Oct 4, 2019)

Title:	Manager

Date:	10-04-2019

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Signature:	Margaret Davison *Margaret Davison* Margaret Davison (Oct 4, 2019)

Title:	COO

Date:	10-04-2019

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Signature:	Hugh Stoll *Hugh Stoll* Hugh Stoll (Oct 4, 2019)

Title:	CTO

Date:	10-04-2019